Bradford College Litigation

On July 28, 2004, a lawsuit was filed in Massachusetts State Court (Suffolk County) by, among others, the T. Rowe Price Tax-Free High Yield Fund, relating to its purchase of $6 million of a revenue bond offering totaling $17.9 million in May 1998. The bonds were issued for Bradford College by the Massachusetts Industrial Finance Agency and were initially secured only by a lien of the college’s tuition receipts, which were dependent upon the school’s level of enrollment. The defendants include several trustees of the college, two officers of the college and Advest, Inc., the underwriter of the bond offering. This claim alleges violations of State securities and fraud laws, misrepresentation and breach of fiduciary duty. (Bradford College ceased operations in 2000, was sold on August 22, 2002, and the Fund has recovered through the bankruptcy estate approximately $2,666,455. The Fund is pursuing this litigation to recover the Fund’s losses, which would not be recoverable in the bankruptcy estate.) Plaintiffs also filed claims in federal court in Massachusetts. The state court initially stayed the case, pending the outcome in federal court. On September 30, 2006, the U.S. District Court of Massachusetts granted the Defendants’ Motion to Dismiss. Plaintiffs appealed the dismissal to the First Circuit, which affirmed the dismissal. The stay in state court has been lifted, and that case is now proceeding.